File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

07.02.2007

Office of International Corporation Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020998

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Hayri Çulhacı	Arbil Öztozlu
Strategic Planning Executive Vice President	Investor Relations Team Manager

Enclosure;

Cancellation of the Sabanci Bank plc. deal

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

File No : 82 - 34825

February 07, 2007

Regarding announcement about the Board of Directors' decision for the sale of Sabancı Bank plc., dated 14 July 2006, the conditions stated in the "Shares Purchase Agreement" signed with Iran based Parsian Investment Company is not fulfilled and therefore the deal is cancelled.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END